Exhibit 99.2

TURBO ENERGY, S.A.

Plaza America 2, 4AB
Valencia, Spain 46004
+34 961 196 250

NOTICE OF 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on April 27, 2026

To the Shareholders of TURBO ENERGY, S.A.:

Notice is hereby given that the 2026 Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) of Turbo Energy, S.A., a corporation with limited liability organized under the laws of the Kingdom of Spain (the “Company,” “we,” “us” or “our”) will be held at the Company’s registered office: Plaza América 2, 4AB, 46004, Valencia, Spain at 5:00 P.M. (Central European Time) on Monday, April 27, 2026 (11:00 A.M., Eastern Daylight Time) on first call. And in the event that the legally required quorum is not reached, at the same time on the following day, Tuesday, April 28, 2026, on second call. Remote attendance at the Extraordinary General Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Extraordinary General Meeting. Shareholders attending the Extraordinary General Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Extraordinary General Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website.

The Extraordinary General Meeting is being held for the following purposes:

1.           To examine and, if applicable, approve the renewal of the delegation to the Board of Directors (“Board”) to carry out capital increases granted by the Ordinary General Meeting held on June 24, 2025 under the provisions of Article 297.1(b) of the Capital Companies Act;

2.           To examine and, if applicable, approve the renewal of the delegation to the Board the authority to issue bonds or convertible debentures and/or exchange for shares of the Company, as well as other instruments of a similar nature, granted by the Ordinary General Meeting held on June 24, 2025 under the provisions of Article 319 of the Regulations of the Commercial Registry and Article 511 of the Consolidated Text of the Capital Companies Act;

3.           To consider the special report issued by the Board regarding the use of the delegation conferred by the Ordinary General Meeting held on June 24, 2025 in favor of the Board, of the power to increase the share capital under the provisions of Article 297.1(b) of the Capital Companies Act;

4.           To grant powers for the execution and protocolization of agreements and proceedings to the execution of any public documents necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Extraordinary General Meeting, including correction or rectification, if necessary;

5.           To address requests and questions, if applicable; and

6.           To read and approve, where appropriate, the minutes of the Extraordinary General Meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary General Meeting.

Shareholders who hold our ordinary shares and whose shares have been registered in the appropriate stock ledger five (5) days prior to the date of our Extraordinary General Meeting, are entitled to notice and to vote at the Extraordinary General Meeting and any adjournment or postponement thereof, pursuant to Spanish law.

Holders of record of our American Depositary Shares (the “ADSs”) as of the close of business on April 6, 2026 (Eastern Daylight Time), who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

It is important that your shares are represented at the Extraordinary General Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary General Meeting in person, please vote your shares promptly by mail your proxy or voter instructions; please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote by mail before the Extraordinary General Meeting, or by voting in person at the Extraordinary General Meeting. ADS holders are urged to complete, sign, date and return their ADS voting instructions to Citibank, N.A.

If you plan to attend the Extraordinary General Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary General Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary General Meeting and vote in person.

By Order of the Board of Directors,
/s/ Enrique Selva Bellvis
April 27, 2026	Enrique Selva Bellvis
Chairman of the Board

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE Extraordinary General Meeting of shareholders TO BE HELD ON APRIL 27, 2026

This Notice and Proxy Statement are available online at www.turbo-e.com.

In accordance with the provisions of the applicable regulations, as from the publication of this notice, shareholders are entitled to examine and obtain at the Company’s registered office or request that the documents submitted for approval be sent to them immediately and free of charge.

According to Spanish corporate law, the shareholders may request from the directors any information or clarifications they deem necessary regarding the matters included in the proxy statement, or submit in writing the questions they deem pertinent, up to the seventh day prior to the date scheduled for the meeting. The administrators shall provide the information in writing up to the day of the meeting.

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TURBO ENERGY, S.A.

Plaza America 2, 4AB
Valencia, Spain 46004
+34 961 196 250

_____________

PROXY STATEMENT

_____________

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Turbo Energy, S.A., a corporation with limited liability organized under the laws of the Kingdom of Spain (the “Company,” “we,” “us” or “our”), for the 2026 Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”). The Extraordinary General Meeting is to be held at the Company’s register office: Plaza América 2, 4AB, 46004, Valencia, Spain at 5:00 P.M. (Central European Time) on Monday, April 27, 2026 (11:00 A.M., Eastern Daylight Time) on first call. And in the event that the legally required quorum is not reached, at the same time on the following day, Tuesday, April 28, 2026, on second call. Remote attendance at the Extraordinary General Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Extraordinary General Meeting. Shareholders attending the Extraordinary General Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Extraordinary General Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website.

We made these proxy materials available to shareholders on or about April 20, 2026.

GENERAL INFORMATION

Purpose of Extraordinary General Meeting

The purposes of the Extraordinary General Meeting are to seek shareholder approval of the following proposals:

1.    Renewal of Delegation to Increase Share Capital: to examine and, if applicable, approve the renewal of the delegation to the Board of Directors (“Board”) to carry out capital increases granted by the Ordinary General Meeting held on June 24, 2025 under the provisions of Article 297.1(b) of the Capital Companies Act;

2.    Renewal of Delegation to Issue Convertible and/or Exchangeable Securities: to examine and, if applicable, approve the renewal of the delegation to the Board the authority to issue bonds or convertible debentures and/or exchange for shares of the Company, as well as other instruments of a similar nature, granted by the Ordinary General Meeting held on June 24, 2025 under the provisions of Article 319 of the Regulations of the Commercial Registry and Article 511 of the Consolidated Text of the Capital Companies Act;

3.    Report on the Use of Prior Delegation (Informational Item): to consider the special report issued by the Board regarding the use of the delegation conferred by the Ordinary General Meeting held on June 24, 2025 in favor of the Board, of the power to increase the share capital under the provisions of Article 297.1(b) of the Capital Companies Act;

4.    Granting of Powers for the Execution and Protocolization of Resolutions: to grant powers for the execution and protocolization of agreements and proceedings to the execution of any public documents necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Extraordinary General Meeting, including correction or rectification, if necessary;

5.    To address requests and questions, if applicable; and

6.    To read and approve, where appropriate, the minutes of the Extraordinary General Meeting.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Extraordinary General Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary General Meeting or at any postponement or adjournment of the Extraordinary General Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not determined or reduced the authorized maximum number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Extraordinary General Meeting?

Shareholders who own our Ordinary Shares

Shareholders who appear as holders in the corresponding book-entry registry at least five (5) days prior to the date of our Extraordinary General Meeting, are entitled to notice and to vote at the Extraordinary General Meeting and any adjournment or postponement thereof, pursuant to Spanish law. For this purpose, accreditation will be required by means of the appropriate attendance card, a certificate issued by the depository institution adhered to Iberclear or by any other legally accepted means. The registration of attendance shall commence one hour before the scheduled time of the Extraordinary General Meeting.

Any shareholder entitled to attend may be represented by a proxy, who need not be a shareholder. The proxy must be conferred in writing by means of an attendance card or certificate or other accepted form and delegation duly completed and signed by the shareholder granting the proxy for each meeting. The proxy is revocable. The personal attendance to the Extraordinary General Meeting of the represented shareholder shall have the value of revocation.

Remote attendance at the Extraordinary General Meeting will be available through a link provided by the Company at least five days prior to the Extraordinary General Meeting. Shareholders can request access by emailing investors@turbo-e.com or by meeting the registration requirements on the Company’s website. To obtain access codes, shareholders must provide proof of their shareholder status, including an attendance card issued by the depositary or broker where the shares are held, along with a supporting document.

Shareholders attending the Extraordinary General Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Extraordinary General Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary General Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary General Meeting, to ensure your vote is counted, we encourage you to vote by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary General Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

Holders of our American Depositary Shares (“ADSs”)

If you are a holder of record of our ADSs as of the close of business on April 6, 2026 (Eastern Daylight Time), you may exercise your right to vote by completing and submitting the ADS voting card which will be sent, or made available, to you by Citibank, N.A. If your ADSs are held in an account at a brokerage firm, bank, nominee or similar organization, you should follow the directions provided by your broker, bank or other nominee. All ADS voting cards, however submitted, must be received by Citibank, N.A. no later than 10:00 A.M. (New York City time) on Tuesday, June 17, 2025.

Does a shareholder have the right to supplement the agenda?

As of the date of publication of the notice of the call, shareholders representing at least 5% of the share capital may request the publication of a supplemental notice of call, including additional points on the agenda. This request must be sent through any certifying means and received at the registered office of the Company within five days after the publication of this notice of call. The addendum shall be published at least fifteen (15) days prior to the date of the shareholder’s meeting.

What is the Procedure for Remote Attendance of the Extraordinary General Meeting?

Registration

Shareholders who hold our ordinary shares and choose to attend the Extraordinary General Meeting remotely must first register on the Company’s corporate website. To do so, they must be accredited before midnight (Central European Time) on Monday, April 20, 2026, by completing a verification form that will be made available to shareholders on the Company’s website and sending it to the email address investors@turbo-e.com.

The Company shall verify the data provided by the shareholder by contrasting them with the information available to it. The Company reserves the right to request from shareholders any additional means of identification it deems necessary to verify their status as shareholders and to guarantee the authenticity of remote attendance at the Extraordinary General Meeting.

If there is a discrepancy between the number of shares communicated by the shareholder and the number recorded in the Company’s files, the number of shares the Company has on record shall prevail for quorum and voting purposes.

If you are an ADS holder, please note that you will not be able to attend (in-person or virtually) or cast votes at the Extraordinary General Meeting. In order to vote your ADSs, you should complete and submit the ADS voting card in accordance with the instructions set out above.

Representation

Shareholders wishing to grant a proxy must do so prior to the Extraordinary General Meeting through the Company’s corporate website or by e-mail to the address investors@turbo-e.com or by postal correspondence sent to the attention of the “Shareholders’ Office” of the Company at the address of Plaza America 2, 4AB, Valencia, Spain 46004.

The shareholder may obtain the proxy card by downloading and printing it from the Company’s corporate website, by picking it up at the registered office or by requesting that it be sent free of charge to the Shareholders’ Office (telephone +34 960 450 026/e-mail investors@turbo-e.com.

The remote attendance shall only be considered valid if the status of shareholder is confirmed, verifying that the ownership and number of shares provided by each of the persons issuing their proxy or voting by remote means of communication coincide with the data in the possession of the Company.

In the case of joint ownership of shares, it shall be understood that the person who confers the representation or casts the remote vote has been appointed for the exercise of the rights of partner, if he is one of the joint owners.

The attendance at the Extraordinary General Meeting of a shareholder who had previously granted a proxy or voted by remote means of communication (such as postal) shall render the proxy granted or the vote cast null and void.

In the event that a shareholder confers several proxies and/or casts several votes (by mail), the action (granting of proxy or voting) that was taken last shall prevail.

If there is no certainty as to when the shareholder conferred the proxy or cast the vote, the latter (regardless of the means used to cast it) shall prevail over the proxy. If the shareholder has cast different votes in different directions, such as by postal, the vote cast last shall prevail.

In the case of shareholders who are legal entities, a photocopy of the power of attorney by virtue of which the powers of the natural person signing the proxy card must be sent to the Company.

In the event that the shareholder wishes to revoke the proxy granted, he/she must contact the Company, at the Shareholders’ Office at +34 960 450 026, before midnight, Central European Time, on April 20, 2026.

Connection

Shareholders wishing to attend remotely must access the remote attendance platform, identifying themselves by using the camera between 16:45 p.m. and 5:00 p.m. (Central European Time) on April 27, 2026 (if the Extraordinary General Meeting is held on first call) or, if applicable, between 16:45 p.m. and 5:00 p.m. (Central European Time) on April 28, 2026 (if the Extraordinary General Meeting is held on second call).

Attendees will not be allowed to connect outside this time slot.

If the person attending remotely has granted proxies in his or her favor, and provided that these have been received by the Company within the admitted deadlines, he or she shall be notified so that, if applicable, he or she may accept them and send voting instructions to the secretary of the Extraordinary General Meeting.

A shareholder who has registered to attend remotely and wishes to leave the Extraordinary General Meeting may do so by stating their intention to the secretary of the Extraordinary General Meeting. Once they have communicated their express wish to leave the meeting, all subsequent actions shall be deemed not to have occurred.

The remote attendance mechanisms shall be closed at the end of the Extraordinary General Meeting or, as the case may be, when it is determined that there is not a quorum sufficient to hold the meeting.

It is the sole responsibility of the shareholder to keep the means of identification necessary to access and use the remote attendance service. In the case of a legal entity, the latter must notify any modification or revocation of the powers held by its representative and, therefore, the Company declines any liability until such notification is made.

Intervention

Shareholders who, in the exercise of their rights, intend to intervene in the Extraordinary General Meeting and, if applicable, request information or clarifications in relation to the items on the agenda, or make proposals in the cases permitted by Spanish law, shall state their intention to do so at the time of registration.

After this statement, and exclusively through the intervention form provided for this purpose, the attendees may formulate in writing and submit their intervention, question or proposal until the Chairman declares the Extraordinary General Meeting to be validly constituted. Any attendee who wishes his intervention to be recorded in the minutes of the Extraordinary General Meeting must expressly indicate this in the text of the same.

Voting

Voting on proposals relating to items included in this proxy statement may be cast as soon as the Chairman declares the Extraordinary General Meeting to be validly constituted, provided that the attendee has registered in accordance with the procedure set forth in the preceding paragraphs.

With regard to the proposed resolutions on those matters which, by legal mandate, need not appear on the proxy statement, the attendees may cast their votes from the moment indicated by the Chairman, once the proposal has been formulated and read.

The procedure set forth in the Company’s Bylaws shall be applied for voting on the proposed resolutions.

Suspension of electronic systems/Interconnection failures

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms of electronic representation or remote attendance at the Extraordinary General Meeting when technical or security reasons so advise or impose, for the granting of representation through remote means of communication and for remote attendance at the Meeting.

Should any of these events occur, it will be announced on the Company’s website. This is without prejudice to the validity of the proxies already granted, of the votes already cast and of the shareholders’ rights of attendance and representation.

The Company shall not be liable for any damages that may be caused to the shareholder due to breakdowns, overloads, line failures, connection failures, or any other eventuality of the same or a similar nature, beyond the Company’s control, that prevent the use of the electronic representation or voting mechanisms and/or remote assistance.

Therefore, such circumstances shall not constitute an illegitimate deprivation of the shareholder’s rights, without prejudice to the adoption of such measures as each situation may require, including the possible temporary suspension or extension of the Meeting if necessary to ensure the full exercise of their rights by the shareholders or their representatives.

What is the Official Language of the Extraordinary General Meeting?

The Extraordinary General Meeting will be held in Spanish. Translation into English will be facilitated only to the shareholders attending on remote and on previous request.

What constitutes a quorum and how will votes be counted?

The quorum for our Extraordinary General Meeting is comprised of shareholders entitled to vote and present in person or by proxy, representing no less than fifty percent of the votes attached to the then-issued share capital of the Company throughout the meeting. If, within half an hour from the time appointed for our Extraordinary General Meeting (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) a quorum is not present, then the Extraordinary General Meeting will be adjourned in the next 24 hours (in accordance with the provisions of our existing Bylaws) to the at the same time and place, or to such time and (where applicable) such place(s) and in such form and manner as the chairman of the meeting (or in default, the board) may absolutely determine.

Votes Required

Each of the proposals requires the affirmative vote of a simple majority of the votes of the shareholders (or their duly appointed proxies) entitled to vote and voting on such proposal.

How do I vote?

Holders of Ordinary Shares

Your shares may only be voted at the Extraordinary General Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary General Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using the following method:

•     By Mail.    Shareholders of record as of the record date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

Holders of ADSs

If you are a holder of ADSs, you may exercise your right to vote by completing and submitting the ADS voting card which will be sent, or made available, to you by Citibank, N.A. If your ADSs are held in an account at a brokerage firm, bank, nominee or similar organization, you should follow the directions provided by your broker, bank or other nominee. All ADS voting cards, however submitted, must be received by Citibank, N.A. no later than 10:00 A.M. (New York City time) on Tuesday, June 17, 2025.

Citibank, N.A. will collate all votes properly submitted by ADS holders and submit a vote to the Company on behalf of all ADS holders.

Revoking Your Proxy

Holders of Ordinary Shares

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be affected by following the instructions for voting on your proxy card or vote instruction form. Unless revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary General Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary General Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary General Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary General Meeting.

Holders of ADSs

If you hold ADSs, directly or through a broker, bank or other nominee, you must follow the instructions provided by Citibank, N.A. or such broker, bank or other nominee if you wish to change your vote. The last instructions you submit prior to the deadline indicated by Citibank, N.A. or the broker, bank or other nominee, as applicable, will be used to instruct Citibank, N.A. how to vote your ADSs.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

FOR FURTHER INFORMATION, SHAREHOLDERS MAY CONTACT TURBO ENERGY’S SHAREHOLDER OFFICE BY CALLING THE NUMBER +34 960 450 026, FREE OF CHARGE, FROM 9:00 A.M. TO 2:00 P.M., MONDAY THROUGH FRIDAY, OR BY SENDING AN EMAIL TO investors@turbo-e.com.

PROPOSAL NO. 1

RENEWAL OF DELEGATION TO INCREASE SHARE CAPITAL

Background

Shareholders are being asked to approve the renewal of the authorization previously granted to the Board of Directors by the General Meeting held on June 24, 2025, pursuant to Article 297.1(b) of the Spanish Companies Act, to increase the share capital of the Company.

The proposed renewal would authorize the Board of Directors, for a period of one year from the date of this Extraordinary General Meeting, to increase the Company’s share capital on one or more occasions, up to a maximum amount equivalent to fifty percent of the Company’s share capital at the time of the authorization. Any capital increase carried out under this delegation would be implemented through the issuance of new shares, with or without share premium, and fully paid in cash contributions.

The Board of Directors would be empowered to determine all terms and conditions of each capital increase, including the issue price, timing, allocation of shares, and any other elements not expressly provided for in the resolution. In addition, the Board would be authorized to request the admission to trading of the new shares on any relevant markets, including through American Depositary Shares (ADSs), and to take any actions necessary to effect such admission.

The proposed delegation also includes the possibility of excluding shareholders’ pre-emptive subscription rights in whole or in part, in accordance with Article 506 of the Spanish Companies Act. Such exclusion may only be exercised where justified in the corporate interest and will be subject to the preparation of the corresponding Board report and, where applicable, an independent expert report. In any event, the aggregate amount of capital increases carried out with exclusion of pre-emptive rights may not exceed twenty percent of the Company’s share capital at the time of the relevant resolution.

The Board of Directors believes that renewing this delegation is in the best interest of the Company, as it provides the flexibility necessary to respond efficiently to financing opportunities and market conditions. In particular, this authorization would allow the Company to access capital markets promptly in order to support its strategic initiatives, including the financing of working capital, international expansion, research and development activities, and potential acquisitions or other growth opportunities, without the delays and costs associated with convening a new shareholders’ meeting.

For each capital increase carried out under this authorization, the Board of Directors will prepare a detailed report explaining the transaction, the issue price, and the justification for any exclusion of pre-emptive subscription rights, in accordance with applicable law.

Vote Required

Approval of this proposal requires the affirmative vote of a simple majority of the votes cast by shareholders present or represented at the meeting.

Recommendation of the Board

The Board of Directors recommends that shareholders vote FOR this proposal.

PROPOSAL NO. 2

RENEWAL OF DELEGATION TO ISSUE CONVERTIBLE AND/OR EXCHANGEABLE SECURITIES

Background

Shareholders are being asked to approve the renewal of the authorization granted to the Board of Directors by the General Meeting held on June 24, 2025, to issue bonds, debentures, and other securities convertible into or exchangeable for shares of the Company, as well as instruments of a similar nature, including warrants.

The proposed delegation would authorize the Board of Directors, for a period of one year from the date of this Extraordinary General Meeting, to carry out one or more issuances of such securities up to a maximum aggregate amount of €60,000,000. The Board would be empowered to determine the terms and conditions of each issuance, including the nominal value, issue price, interest rate, conversion or exchange ratio, maturity and any other relevant characteristics.

The delegation would also include the authority for the Board to establish the bases and modalities of conversion or exchange into shares of the Company, and to carry out the capital increases necessary to satisfy such conversions. In this context, the Board would ensure that the conversion terms reflect the fair value of the Company’s shares and comply with applicable legal requirements, thereby safeguarding shareholders against undue dilution.

In connection with these issuances, the Board of Directors may also resolve to exclude shareholders’ pre-emptive subscription rights, where permitted by law and justified in the corporate interest. Any such exclusion will be subject to the preparation of the required reports by the Board and, where applicable, by an independent expert. The total number of shares issued or deliverable upon conversion under this authorization, together with any shares issued under the capital increase delegation described in Proposal 1, may not exceed twenty percent of the Company’s share capital at the time of authorization.

The Board of Directors considers that this delegation is appropriate and advisable, as it enables the Company to access a broader range of financing instruments and to structure transactions in a flexible manner, aligned with market conditions. This flexibility is particularly important to support the Company’s growth strategy, including the financing of expansion initiatives, acquisitions, research and development activities, and working capital needs.

For each issuance carried out under this authorization, the Board of Directors will prepare a detailed report describing the transaction, the financial conditions of the securities, and the justification for any exclusion of pre-emptive subscription rights, in accordance with applicable regulations.

Vote Required

Approval of this proposal requires the affirmative vote of a simple majority of the votes cast by shareholders present or represented at the meeting.

Recommendation of the Board

The Board of Directors recommends that shareholders vote FOR this proposal.

PROPOSAL NO. 3

REPORT ON THE USE OF PRIOR DELEGATION (INFORMATIONAL ITEM)

This item is submitted to the shareholders for informational purposes only and does not require a vote.

In accordance with applicable law, the Board of Directors presents a report describing the use of the authorization granted by the General Meeting held on June 24, 2025, to increase the Company’s share capital.

During the period in which such authorization was in force, the Board of Directors made use of this delegation to execute certain capital increase transactions aimed at strengthening the Company’s financial position and facilitating the entry of new investors into its share capital. In particular, the Board approved a capital increase through a registered direct offering involving the issuance of 5,000,000 new shares, as well as the implementation of an at-the-market (ATM) program allowing for the issuance of up to 6,000,000 additional shares.

These transactions were carried out in the interest of the Company, with the objective of enhancing its capital structure, improving access to financing, and supporting its strategic growth initiatives. The Board of Directors believes that the use of the delegated authority has provided the Company with efficient and flexible mechanisms to access capital markets under favorable conditions.

The full report of the Board of Directors has been made available to shareholders in accordance with applicable regulations.

PROPOSAL NO. 4

GRANTING OF POWERS FOR THE EXECUTION AND PROTOCOLIZATION OF RESOLUTIONS

Shareholders are being asked to approve the granting of powers to the Board of Directors and to any persons designated by it, including the Chairman, any Director, the Secretary or the Deputy Secretary of the Board, to take all actions necessary or appropriate to implement, formalize, and give full effect to the resolutions adopted at this Extraordinary General Meeting.

In particular, this authorization includes the power to appear before a notary public to execute the corresponding public deeds, to carry out any acts required for the registration of the resolutions with the Mercantile Registry, and to perform any additional actions necessary for their effectiveness, including the correction, clarification, or rectification of any aspects of the resolutions that may be required by regulatory authorities or registries.

The purpose of this proposal is to ensure that the resolutions adopted by the shareholders can be properly formalized and registered in accordance with applicable law, without the need to convene a further shareholders’ meeting for purely administrative or technical adjustments.

Vote Required

Approval of this proposal requires the affirmative vote of a simple majority of the votes cast by shareholders present or represented at the meeting.

Recommendation of the Board

The Board of Directors recommends that shareholders vote FOR this proposal.

PROTECTION OF PERSONAL DATA

Responsible for processing: Turbo Energy, S.A. and contact address for these purposes at Plaza America 2, 4AB, Valencia, Spain 46004 or at protecciondatos@umbrella-e.com is responsible for the processing of personal data (among others, identification, contact, electronic signature, access credentials, relating to the condition of shareholder or shareholder’s representative, as well as, if applicable, the image and/or voice and IP address of connection in case of remote attendance) collected or generated on the occasion of the Extraordinary General Meeting in accordance with this notice, either directly from the shareholders and representatives, or from the entities in which the shares are deposited.

Purposes of processing and basis of lawfulness: the aforementioned personal data will be processed in accordance with the General Data Protection Regulation, and other applicable regulations, and for the following purposes: (i) to manage the exercise and control of the shareholder’s rights (which includes, verification of the identity and status of the shareholder or representative, managing the registration and access in the remote assistance platform and the recording of the call in the case of exercising the right to vote via telephone), (ii) to send information related to the shareholder’s investment, (iii) to manage the call and holding of the Extraordinary General Meeting. The processing of personal data for the aforementioned purposes (i), (ii) and (iii) is carried out on the basis of the execution of the relationship maintained between the shareholder and Turbo Energy, S.A. and the fulfillment of the legal obligations applicable to Turbo Energy, S.A.

Recipients of personal data: The data processed by Turbo Energy, S.A. may be provided to third parties in case of obligation or legal requirement, as would be the transfer to those third parties that are duly legitimized in the exercise of the right of information provided for in the applicable regulations.

Security of the treatment and conservation period: the aforementioned personal data will be treated adopting the most demanding security measures and technical means to avoid its loss, misuse or unauthorized access, and will be conserved during the period in which the relationship between the shareholder and Turbo Energy, S.A. survives and, after that period, for 6 more years or, if applicable, for a longer period corresponding to the prescription period of any legal or contractual actions that may be applicable.

Exercise of data protection rights: the rights of access, rectification, opposition, deletion, portability, limitation of processing, as well as revocation of consent, as applicable, may be exercised by the owner of the personal data, proving their identity, by letter or email addressed to the contact address mentioned above. Additionally, it is informed that Turbo Energy, S.A. has appointed a Data Protection Delegate, with whom the interested party may contact through the e-mail protecciondatos@umbrella-e.com to submit any claim or request related to the protection of their personal data on the occasion of the Extraordinary General Meeting. Finally, the data subject is informed of his or her right to file a complaint with the Spanish Data Protection Agency (www.aepd.es) if he or she considers that his or her data protection rights have been violated.

Other aspects: the shareholder shall be solely responsible for the completion of the required forms with false, inaccurate, incomplete or outdated data. In the event that, in the documentation sent, the shareholder includes personal data referring to other individuals and in the event that a third party attends the Extraordinary General Meeting as a representative of the shareholder, the shareholder must inform them of the points contained in the preceding paragraphs and comply with any other requirements that may be applicable for the correct transfer of personal data to Turbo Energy, S.A.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary General Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

April 27, 2026	By Order of the Board of Directors
/s/ Enrique Selva Bellvis
Enrique Selva Bellvis
Chairman of the Board